UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Trinity Place Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89656D101
(CUSIP Number)

Richard T. McGuire III
Marcato Capital Management LP
Four Embarcadero Center
Suite 2100
San Francisco, CA 94111
(415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50212V100

1	Names of Reporting Persons MARCATO CAPITAL MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,529,870
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,529,870
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17.8%
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 17.8%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 50212V100

1	Names of Reporting Persons RICHARD T. MCGUIRE III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES OF AMERICA
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,529,870
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,529,870
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17.8%
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 17.8%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 50212V100

1	Names of Reporting Persons MARCATO, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,021,989
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,021,989
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4.0%
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 50212V100

1	Names of Reporting Persons MARCATO II, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 70,698
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 70,698
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0.3%
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.3%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 50212V100

1	Names of Reporting Persons MARCATO INTERNATIONAL MASTER FUND, LTD.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,437,183
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,437,183
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13.5%
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.5%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89656D101
SCHEDULE 13D

This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the "SEC") on September 25, 2012, as amended from time to time (the "Schedule 13D"), relating to Common Stock, par value $0.01 per share (the "Shares"), of Trinity Place Holdings Inc., a Delaware corporation (the "Issuer").  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby amended as follows:

Item 1.   Security and Issuer.

The address of the Issuer's principal executive offices is 717 Fifth Avenue, New York, NY, United States of America.

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed by Marcato Capital Management LP, a Delaware limited partnership ("Marcato"), Richard T. McGuire III, a United States citizen, Marcato, L.P., a Delaware limited partnership, Marcato II, L.P., a Delaware limited partnership, and Marcato International Master Fund, Ltd., a Cayman Islands exempted company.  Marcato, Mr. McGuire, Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd. are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)	The principal business address for each of the Reporting Persons is Four Embarcadero Center, Suite 2100, San Francisco, CA 94111
(c)
Mr. McGuire is the managing partner of Marcato, the investment manager of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd. Each of the Reporting Persons is engaged in the business of investment.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The net investment costs (including commissions, if any) of the Shares directly owned by the private investment funds advised by Marcato is approximately $14,904,132.

Item 4.	Purpose of Transaction.
The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.
This Amendment No. 2 is being filed to report the disposition of Shares reported in Item 5(c) in the ordinary course of the Reporting Persons' investment activities. The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation price levels of Shares, other investment opportunities or demands on capital on the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, selling additional Shares.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) a sale or transfer of a material amount of assets of the Issuer; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any material change in the operating policies or corporate structure of the Issuer; (f) any change in the Issuer's charter or by-laws; (g) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.	Interest in Securities of the Issuer.

The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

(a) - (e) As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 4,529,870 Shares (the "Marcato Shares") constituting 17.8% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 1,021,989 Shares, constituting 4.0% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 70,698 Shares, constituting 0.3% of the Shares and (iv) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 3,437,183 Shares, constituting 13.5% of the Shares, each based upon a total of 25,477,422 Shares outstanding as of May 10, 2016 (based on disclosure in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2016).

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,021,989 Shares.  Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 70,698 Shares.  Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct vote of (and the shared power to dispose or direct the disposition of) 3,437,183 Shares.  Marcato, as the investment manager of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares. By virtue of Mr. McGuire's position as managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days (or since the Reporting Persons' most recent report, if shorter) are as follows:

Trade Date	Shares Purchased (Sold)	Price Per Share (avg)($)
06/22/2016	(800)	$7.13
06/23/2016	(29,641)	$7.20
06/24/2016	(163,160)	$7.08

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 24, 2016	MARCATO CAPITAL MANAGEMENT LP

	By:	Marcato Holdings LLC

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: June 24, 2016	RICHARD T. MCGUIRE III

	By:	/s/ Richard T. McGuire III

Date: June 24, 2016	MARCATO, L.P.

	By:	MCM General Partner LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: June 24, 2016	MARCATO II, L.P.

	By:	MCM General Partner LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: June 24, 2016	MARCATO INTERNATIONAL MASTER FUND, LTD.

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Director

SK 26839 0001 7194945